650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY ARISTA NETWORKS, INC.: ANET-002

April 16, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs Ivette Leon Claire DeLabar Edwin Kim

Re:	Arista Networks, Inc. Registration Statement on Form S-1 Registration Statement No. 333-194899 Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of our client, Arista Networks, Inc. (“Arista Networks” or the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 27, 2014 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK
PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission April 16, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-002

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company advises the Staff that on April 4, 2014, representatives from Morgan Stanley & Co LLC and Citigroup Global Markets Inc., the lead underwriters for the Company’s initial public offering, on behalf of the underwriters, formally advised the Company that, based on then-current market conditions and recent public offerings of other companies, it anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”). Prior to April 4, 2014, the Company had not held discussions with the underwriters regarding a preliminary price range. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range and confirms that it will not be greater than the range permitted by CD&I 134.04. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

The Company advises the Staff that the Company’s board of directors determined that the fair value of its common stock for the option award granted on March 31, 2014 was $34.12 per share. At the time of such grants, the Company’s board of directors carefully considered all relevant information available to it, including the most recent third-party valuation reports (the “Valuation Reports”), which concluded that, as of January 31, 2014, the fair market value of the Company’s common stock was determined to be $30.34 to $34.12 per share. The board of directors determined that there were no material changes in the Company’s business since January 31, 2014, or in the assumptions upon which the Valuation Reports were based, that affected the fair value of the Company’s common stock. The Company believes that the principal factors that contributed to the $[***] per share difference between $[***], the midpoint of the Preliminary Price Range, and $34.12, the high end of the per share fair value of the Company’s common stock as informed by the Valuation Reports, were as follows:

Securities and Exchange Commission April 16, 2014 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-002

•	The Preliminary Price Range took into account sales made by a former employee of the Company subsequent to March 31, 2014, the date of the Company’s most recent option award grant, of approximately 3,500 shares of common stock to three buyers at a price of $46.00 per share, or $[***] per share [***] the midpoint of the Preliminary Price Range.

•	The Preliminary Price Range necessarily assumes the consummation of a successful initial public offering and the creation of a public market for the common stock by the end of May 2014, whereas the Valuation Reports used a probability weighted expected return method and weighted a near-term completion of an initial public offering scenario as a 70% probability. Furthermore, the Preliminary Price Range excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Valuation Reports with a 6.5% to 7.5% discount for the near-term completion of an initial public offering scenario and a 12.5% to 15% discount for the scenario that the initial public offering is not completed. In this regard, we note that, even for companies in registration, there is a substantial possibility of an initial public offering being delayed or cancelled. The Valuation Reports then applied a 30% to 50% weighting to the value indicated from the probability weighted expected return method and a 50% to 70% weighting to the value indicated from prior sales of the Company’s common stock in private transactions. Weighting a near-term completion of an initial public offering scenario at 100%, and without the non-marketability discounts utilized in the Valuation Reports, and considering the secondary market transactions described above, the fair value of the Company’s common stock would have been $38.41 per share, or $[***] per share [***] the midpoint of the Preliminary Price Range.

•	The Preliminary Price Range took into account the recent performance and valuations of companies that the lead underwriters expect will be viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s line of business that the lead underwriter felt may potentially be viewed by investors as comparable. In contrast, the Valuation Reports appropriately took into account comparable publicly-traded companies in similar lines of business. As such, the Preliminary Price Range was informed by a different set of companies from the Valuation Reports with higher revenue multiples.

•	The Preliminary Price Range necessarily eliminates the use of the income approach method to inform the determination of the fair market value of the Company’s common stock.

As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accounts Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. As of March 31, 2014, the Company’s board of directors consisted of individuals with significant experience in business, finance and private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the date of grant, including the Valuation Reports mentioned above. However, due to the proximity of March 31, 2014, the date of the Company’s most recent option award grant, to April 4, 2014, the date of the lead underwriters’ formal advice

Securities and Exchange Commission April 16, 2014 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-002

regarding the anticipated Preliminary Price Range, the Company intends to reassess the fair value of its common stock for financial reporting purposes as of March 31, 2014. In reassessing the fair value of its common stock for financial reporting purposes, the Company will apply a straight-line calculation using the valuations of $34.12 as of January 31, 2014 and the midpoint of the indicative price range to be included in the preliminary prospectus to be distributed to potential investors at the commencement of the roadshow for the Company’s initial public offering. The Company believes that use of a straight-line calculation provides the most appropriate result for the valuation of its common stock on the interim date between valuations because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in fair value.

The Company advises the Staff that at such time as the indicative price range is included in the preliminary prospectus, the Company will also disclose in an amendment to the Registration Statement the significant factors contributing to the difference between the fair value of the option award granted on March 31, 2014 and the midpoint of such indicative price range.

Please direct any questions with respect to this letter to the undersigned at (650) 320-4597 or mbaudler@wsgr.com, or to my colleague, Andrew Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

Enclosures

cc:	Jayshree Ullal, Arista Networks, Inc.

Kelyn Brannon, Arista Networks, Inc.

Marc Taxay, Arista Networks, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.

Raj S. Judge, Wilson Sonsini Goodrich & Rosati, P.C.